Exhibit 99.2

EXCLUSIVITY AND STANDSTILL AGREEMENT
This EXCLUSIVITY AND STANDSTILL AGREEMENT (this "Agreement"), is made and entered into as of December 7, 2018 (the "Execution Date"), by and between Nordic American Offshore Ltd., a company incorporated under the laws of Bermuda (the "Company"), Scorpio Offshore Investments Inc., a company incorporated under the laws of the Republic of the Marshall Islands (together with its nominees and affiliates, "Scorpio"), and the shareholders of the Company identified on the signature pages hereto (the "Shareholders").  The Company, Scorpio and the Shareholders are hereinafter sometimes referred to individually as a "Party" and together as the "Parties".
In connection with the Company's consideration of a potential aggregate equity investment of not less than United States Dollars Forty Million ($40,000,000.00) by Scorpio or its nominee(s) in common shares of the Company (the "Transaction"), the Parties desire to enter into this Agreement.
In consideration of the covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1.          Exclusivity.  Until the earlier of (x) 5:00 p.m. New York City time on February 5, 2019 or (y) the execution of definitive documentation regarding the Transaction (such period of time, the "Exclusivity Period"), neither the Company nor the Shareholders will, nor will any of them authorize or permit any of their respective Representatives (as defined below) to, directly or indirectly, (i) initiate, solicit, or take any action to knowingly facilitate or encourage any inquiries, discussions, proposals or offers that may constitute, or could reasonably be expected to result in, an Alternative Transaction (as defined below), (ii) continue, propose, enter into, engage in or otherwise participate in any negotiations or discussions with any person or group of persons (other than Scorpio and its Representatives) regarding an Alternative Transaction, other than to notify such person or group of persons that such Party is contractually bound to forego any such discussions or negotiations, (iii) furnish any non-public information relating to or in connection with or afford access to the assets, business, properties, books or records or Representatives of the Company or its subsidiaries and other affiliates to any person or group of persons with respect to inquiries, discussions, proposals or offers that constitute, or could reasonably be expected to result in, an Alternative Transaction, or (iv) authorize, recommend, endorse, propose or enter into any confidentiality agreement, term sheet, letter of intent, purchase agreement or other agreement, arrangement or understanding relating to an Alternative Transaction.  Immediately upon execution of this Agreement, (a) the Company, the Shareholders and their respective Representatives shall cease and cause  any solicitations, discussions or negotiations with any person or group of persons (other than with Scorpio and its Representatives) that may be ongoing with respect to an Alternative Transaction to be terminated and (b) refrain from extending any data-room or other due diligence, including any document related, access to any person in connection with an Alternative Transaction.  If during the Exclusivity Period the Company or a Shareholder receives an offer or expression of interest concerning an Alternative Transaction, the receiving Party will promptly notify the other Parties in writing.  The Company and the Shareholders represent that neither it nor any of its affiliates is party to or bound by any agreement with respect to an Alternative Transaction other than under this Agreement.

As used herein, the term "Representative" shall mean, as to any person, such person's affiliates and its and their respective directors, officers, shareholders, managers, members, limited partners, employees, agents and professional advisors (including, without limitation, financial advisors, equity and debt financing sources, legal counsel and accountants).  As used in this Agreement, the term "person" shall be broadly interpreted to include, without limitation, the media and any corporation, general or limited partnership, limited liability company, joint venture, group, other entity or individual.
As used herein, the term "Alternative Transaction" means, unless mutually agreed otherwise, any (A) direct or indirect investment in any equity securities of the Company, (B) acquisition of any material assets of the Company or any of its subsidiaries (including, without limitation, any vessels or voting equity interests of such Party's subsidiaries), (C) merger, consolidation, other business combination or similar transaction involving the Company or its subsidiaries, and (d) any loan or extension of credit to or for the benefit of the Company or its subsidiaries, except if such transaction has been entered into with Scorpio's prior express written consent; in all cases of  (A)-(D) above where such transaction is to be entered into with any person or group of persons other than Scorpio or its nominee(s) or affiliates and whether conducted as a single transaction or a series of two or more transactions.
2.          Standstill.
(a)          For the term of this Agreement as set forth in Section 7 hereof, each of the Company and each  Shareholder shall not and, to the extent acting on its behalf or with its approval, its respective Representatives shall not, directly or indirectly, and the Company and the Shareholders shall cause any person controlled by it not to, without the prior written consent of Scorpio, (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities, indebtedness or property of the Company or any of its subsidiaries or any derivative position linked to any securities of the Company;  provided, however, that the Shareholders shall be permitted to participate in any future equity offering involving the Company's securities pro-rata  and based on the number of ordinary shares of the Company held by them as of October 16, 2018, (ii) propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination, partnership, joint venture or other similar transaction involving the Company or any of its subsidiaries, (iii) during the Exclusivity Period, cause the Company to make any payment exceeding the amount of United States Dollars Two Hundred and Fifty Thousand ($250,000) or its equivalent in any other currency, in a single payment or a series of two or more payments, without the prior express written consent of Scorpio, provided, however, that nothing in this Section 2(a)(iii) shall be deemed to prohibit the Company from making a payment of United States Dollars One Million and Nine Hundred Thousand ($1,900,000) for partial repayment and permanent reduction of principal under the Company's existing revolving credit facility (iv) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the U.S. Securities and Exchange Commission (the "SEC")) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its subsidiaries, provided, however, that nothing herein shall be deemed to restrict the ability of the Shareholders to vote, or grant instructions to vote, ordinary shares of the Company held by them as of October 16, 2018 (record date for the Company's annual general meeting of shareholders to be held on December 11, 2018 (the "Annual Meeting")) in accordance with the recommendation of the board of directors of the Company as set forth in the proxy statement relating to the Annual Meeting dated November 13, 2018 and filed with the U.S Securities and Exchange Commission on a Report on Form 6-K on November 13, 2018, and provided further, that nothing herein shall be deemed to prevent any Shareholder from voting, or granting instructions to vote, any ordinary or other voting shares of the Company in favor of any shareholder proposal, action or other matter on which ordinary shares of the Company are entitled to vote, in accordance with the recommendation of the Company's board of directors, where the Company's Executive Chairman voting with the majority in making such recommendation or with the prior written approval of Scorpio, (v) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Company or any of its subsidiaries except where such group consists solely of the Shareholders and Scorpio or its Representatives, (vi) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (vii) disclose any intention, plan or arrangement inconsistent with the foregoing, or (viii) advise, assist or encourage any other persons in connection with any of the foregoing.

(b)          Each of the Shareholders also agree during such period not to (x) request, directly or indirectly, that any party hereto amend or waive any provision of this Section 2 (including this sentence), (y) take any action which could reasonably be expected to require the Company or any of its affiliates to make a public announcement regarding this Agreement or the possibility of a merger, consolidation, business combination or other similar transaction, including, without limitation the Transaction, or (z) without the prior consent of the Company and Scorpio, communicate with the Company's shareholders regarding the subject matter of this Agreement.
3.          Ownership of Securities.  The Shareholders each represents and warrants that as of the date hereof, such person beneficially owns the number of common shares of the Company set forth next to its name on the signature page hereto.
4.          Specific Performance.  The Parties  acknowledge that money damages would not be a sufficient remedy for any breach of this Agreement and consent to a court of competent jurisdiction entering an order finding that the non-breaching party has been irreparably harmed as a result of any such breach and to the granting of injunctive relief without proof of actual damages as a remedy for any such breach, and the Parties  further waive any requirement for the securing or posting of any bond in connection with any such remedy; provided, however, that neither Party shall be liable for the other Party's consequential losses and damages resulting from any breach of this Agreement.  Such remedies shall not be deemed to be the exclusive remedies for a breach by you of this Agreement but shall be in addition to all other remedies available at law or equity to the Parties hereto.  In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines in a final non-appealable order that either Party has breached this Agreement, then the breaching Party will reimburse the non-breaching Party for the reasonable legal fees and expenses incurred by the non-breaching Party in connection with enforcing its rights hereunder, including any appeal therefrom.
5.          Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement and all disputes or controversies arising out of or related to this Agreement shall be governed by, and construed in accordance, with the internal laws of the State of New York, without reference to its conflicts of law principles.
6.          Miscellaneous.
(a)          No provision in this Agreement can be amended except by the written consent of each of the Parties. Any attempted waiver or modification in violation of this provision shall be void.
(b)          It is understood and agreed that no failure or delay by either Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.
(c)          The provisions of this Agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law.

(d)          This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.
(e)          This Agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by either Party without the prior express written consent of the other Party.
(f)          The contents of this Agreement and the identity of Scorpio as being the counterparty to this Agreement are strictly confidential and shall not be disclosed by either Party to any person (except the Parties' Representatives, who need to know for the purposes of the Transaction, and any relevant regulatory body including, but not limited, to the SEC and the New York Stock Exchange) without the prior express written consent of the other Party.
7.          Term.  This Agreement shall terminate on (x) the execution of definitive documentation regarding the Transaction or (y) two (2) years from the date of this Agreement whichever occurs earlier; provided, however, that such termination shall not relieve either Party from liability with respect to any breaches of this Agreement prior to such termination.
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IN WITNESS WHEREOF, this Agreement has been executed by all Parties as of the date first above written.
SCORPIO OFFSHORE INVESTMENTS INC.

By:	/s/ Rosada Guglielmi
Name: Rosada Guglielmi Title: Director/Secretary

NORDIC AMERICAN OFFSHORE LTD.

By:	/s/ Herbjørn Hansson
Name: Herbjørn Hansson Title: Executive Chairman

SHAREHOLDERS

By:	/s/ High Seas AS
Name: Title: Shareholder

Number of Common Shares of the Company Beneficially Owned: 8,120,562

By:	/s/ Nordic American Tankers Ltd.
Name: Title: Shareholder

Number of Common Shares of the Company Beneficially Owned: 9,993,535

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